

June 3, 2021

Saiful Khandaker
Chief Executive Officer
Fintech Ecosystem Development Corp.
100 Springhouse Drive, Suite 204
Collegeville, PA 19426

       Re: Fintech Ecosystem Development Corp.
            Registration Statement on Form S-1
            Filed May 7, 2021
            File No. 333-255906

Dear Dr. Khandaker:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed May 7, 2021

Risk Factors
In order to effectuate an initial business combination..., page 53

1.   Your disclosure in this risk factor indicates that your amended and restated certificate of incorporation will provide that you will have 12 months from the closing of this offering to complete your initial business combination; however, elsewhere in the prospectus you state this period will be 24 months. Please reconcile.

Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419
Exercise of the Warrants, page 108

2.   Please revise to reconcile your disclosures regarding the date when the warrants will become exercisable. On the prospectus cover and page 134 you state that this will be the

later of 30 days after completion of the initial business combination or the first anniversary of the effective date of the registration statement. However, on page 108 you state the warrants cannot be exercised until the later of 30 days after the completion of the initial business combination or 24 months from the effective date of the registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Kim McManus at 202-551-3215 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: William Mills